EXHIBIT 11.1

DUKE REALTY LIMITED PARTNERSHIP

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

DECEMBER 31, 2003

Net income from continuing operations, less preferred distributions	$163,638
Preferred distributions	39,225
Earnings from land and depreciated property dispositions	(15,774)
Interest expense	129,160
Earnings before fixed charges	$316,249

Interest expense	$129,160
Preferred distributions	39,225
Interest costs capitalized	6,734
Total fixed charges	$175,119

Ratio of earnings to combined fixed charges and preferred unit distributions	1.81

Ratio of earnings to fixed charges	2.33